

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 30, 2007

Mr. Guenter Thiemann
Chief Financial Officer and Treasurer
Exploration Drilling International Inc.
810 Peace Portal Drive, Suite 212
Blaine, WA 98230

> **Re:** **Exploration Drilling International Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed May 17, 2007**
> **Form 10-QSB for the Interim Period Ended June 30, 2007**
> **Filed August 20, 2007**
> **Form 8-K/A**
> **Filed February 1, 2007**
> **File No. 000-50459**

Dear Mr. Thiemann:

      We have reviewed the above noted filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K/A Filed on February 1, 2007</u>

1.   Please file an amendment to the Form 8-K that was initially filed on May 2, 2006 and subsequently amended on February 1, 2007, with all changes necessary to comply with the comments issued in our letter dated March 1, 2007. In addition, please submit via EDGAR a letter that responds to all comments in that letter. Also submit your June 5, 2007 and July 13, 2007 response material on EDGAR, as well as a response to the comments included in this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements

General

2.   Please revise the accounting and disclosures in your annual report and subsequent interim reports as necessary to reflect all corrections to the financial statements through December 31, 2005, submitted with your July 13, 2007 response. Please ensure this encompasses the differences appearing in each of the primary statements. Also provide error correction disclosures in the notes to your financial statements, reconciling the previously reported to restated amounts, with explanation of each correction. Label all columns or rows having restated information, as restated.

Note 1 – History and Organization, page F-7

3.   Expand your disclosure to clarify, as you had done on page F-5 of the June 30, 2006 Form 10-QSB, that a shareholder of Invision Capital had sold, in conjunction with the transaction, 20 million shares of Invision Capital which were already outstanding to the shareholder of EDI Exploration Drilling International GmbH (EDI), which when combined with the additional 50 million shares being issued, caused the prior shareholder of EDI to own 70 million shares immediately after the transaction, if true. We believe this would help to clarify the basis you have for identifying EDI as the accounting acquirer, given that the 50 million shares being issued are less than the outstanding shares at that time, which you indicate elsewhere was 51,992,000.

Note 9 – Common Stock, page F-19

4.   We note your disclosure stating that on December 7, 2004 you issued 51,992,000 shares of common stock. Given that you previously indicated that this figure corresponds to the number of shares of Invision Capital that were outstanding immediately before your April 26, 2006 reverse merger, reflecting the 5:1 stock split on March 9, 2006, as well as your presentation of the issuance of these

shares as a transaction that occurred in 2006 on your consolidated statements of stockholders' Equity (Deficiency) on page F-6, it appears you should correct your disclosure. Please also disclose a tabulation of the assets and liabilities of the accounting target received in conjunction with the reverse merger, which you indicate had yielded net liabilities of $32,679 on page F-6.

5.   Given that equity contributions to EDI Exploration Drilling International GmbH (EDI), prior to the reverse merger, amounting to $34,102 and $12,731 in 2004 and 2005, are not presently show in the appropriate period on page F-6, correction to that statement appears to be necessary. As you may know, the historical share activity of the accounting acquirer in a reverse merger, appearing in the statement of stockholders' equity prior to the transaction, should be retroactively restated to reflect the exchange ratio. Please include disclosure clarifying how you are apportioning the 50 million shares to each of these equity contributions, along with your rationale.

Form 10-QSB for the Interim Period Ended June 30, 2007

Financial Statements

Stock Options and Warrants, page F-17

6.   We note your functional currency is the US dollar. Further, we note you issued warrants denominated in Euros in the second quarter of 2007. The FASB is currently deliberating whether an option to acquire a fixed number of equity shares with an exercise price that is denominated in a currency other than the issuer's functional currency is considered to be indexed to the issuer's own stock for purposes of evaluating whether the option meets the scope exception in paragraph 11(a) of SFAS 133. Refer to DIG C21 for a detailed discussion of this issue. Please provide the disclosures outlined in SAB Topic 11:M to explain how the FASB's position on this issue may impact your financial statements.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief